SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-31207
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bank Mutual Corporation 401(k) Plan 4949 W. Brown Deer Road P.O. Box 245034 Milwaukee, WI 53224-9534
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank Mutual Corporation 4949 W. Brown Deer Road P.O. Box 245034 Milwaukee, WI 53224-9534

SIGNATURES

     The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION 401(K) PLAN
Date: June 14, 2010
/s/ Michael T. Crowley, Jr.
Michael T. Crowley, Jr., Trustee

/s/ Michael W. Dosland
Michael W. Dosland, Trustee

Bank Mutual Corporation 401(k) Plan Milwaukee, Wisconsin Financial Statements and Supplemental Schedule Years Ended December 31, 2009 and 2008

Bank Mutual Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Board of Trustees
Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
Wipfli LLP
June 8, 2010
Appleton, Wisconsin

Bank Mutual Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets

Investments, at fair value	$23,685,502	$22,413,844

Receivables:
Participant contributions	40,590	0
Employer contributions	5,495	0
Interest	29,768	0

Total receivables	75,853	0

Cash	59,837	0

Total assets	23,821,192	22,413,844

Liabilities

Benefits payable	5,316	8,102

Net assets available for benefits, at fair value	23,815,876	22,405,742

Adjustment from fair value to contract value for fully benefit- responsive investment contracts held by the Stable Return Fund	(4,223)	110,166

Net assets available for benefits	$23,811,653	$22,515,908

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Statements of Change in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$773,852	$(5,363,155)
Interest and dividends	456,772	470,202

Total investment income (loss)	1,230,624	(4,892,953)

Contributions:
Participant	1,352,294	1,232,439
Employer	171,489	148,705
Rollover	16,719	17,544

Total contributions	1,540,502	1,398,688

Other deductions:
Benefits paid to participants	1,468,983	2,070,415
Investment advisory fees	6,398	10,423

Total other deductions	1,475,381	2,080,838

Net increase (decrease) in net assets available for benefits	1,295,745	(5,575,103)
Net assets available for benefits at beginning	22,515,908	28,091,011

Net assets available for benefits at end	$23,811,653	$22,515,908

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 1	Plan Description

The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, completed 1,000 hours of service, and attained 21 years of age. Participants are automatically enrolled approximately 30 days after meeting eligibility requirements at a contribution rate of 2% of gross wages. This contribution is invested 100% in a Wells Fargo Advantage Dow Jones Target Date Fund based on the participant’s current age and a retirement age of 65. The participant has 30 days before being enrolled to change his or her contribution rate, investment options, or decline to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.

Participant Contributions

Participants may elect to contribute up to the maximum contribution allowable under the Internal Revenue Code (IRC). Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Contributions in excess of IRS limits have been refunded to participants and are included in benefits paid to participants on the statements of changes in net assets available for benefits. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. These rollover contributions are not matched.

Employer Contributions

The Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No discretionary contributions were made in 2009 or 2008.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of common/collective trust and common/collective trust and mutual funds. The Plan also allows participants to invest in common stock of the Corporation and bank certificates of deposit.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 1	Plan Description (Continued)

Participants’ Accounts (Continued)

Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and plan earnings/losses (based on participant’s investment election and account balance).

Vesting

All employee and employer contributions are 100% vested immediately.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their respective account balance. Loan terms range from 1 to 5 years or up to 14 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined annually by the plan administrator. Interest rates on existing loans range from 4.25% to 9.25%. Principal and interest are paid through level amortization with payments to be made not less frequently than quarterly through payroll deduction.

Expenses of the Plan

Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation. Investment advisory fees and minimal professional fees are paid by the Plan.

Payment of Benefits

Plan benefits are available at normal retirement (age 65), deferred retirement, early withdrawal, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.

Plan Termination

The Corporation has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 2	Summary of Significant Accounting Policies

Method of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 2	Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (ASC) as the single authoritative source for generally accepted accounting principles (GAAP). The ASC was effective for financial statements that cover interim and annual periods ended after September 15, 2009. While not intended to change GAAP, the ASC significantly changed the way in which the accounting literature is organized. Because the ASC completely replaced existing standards, it affected the way GAAP is referenced by plans in their financial statements and accounting policies.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2009		2008
	Asset Fair	Percent of	Asset Fair		Percent of
	Value	Net Assets	Value		Net Assets

Bank Mutual Corporation Certificates of Deposit*	$2,763,732	11.6	$3,161,541		14.0
Wells Fargo Stable Return Fund* **	2,149,273	9.0	2,077,409		9.2
American Funds EuroPacific Growth Fund	2,077,536	8.7	1,327,318		5.9
Davis New York Venture Fund	1,463,991	6.1	1,159,651		5.2
MFS Value Fund	1,232,513	5.2	1,173,138		5.2
PIMCO Total Return Fund	1,644,284	6.9	*	**	*	**
T. Rowe Price Growth Stock Fund	2,013,585	8.5	1,315,216		5.8
Wells Fargo Advantage Small Cap Value Fund*	2,185,013	9.2	1,580,863		7.0
Bank Mutual Corporation Common Stock*	3,682,422	15.5	6,462,257		28.7

*	Represents party-in-interest.

**	Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

***	Represents less than 5% of the Plan’s net assets for this year.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 3	Investments (Continued)

During 2009 and 2008, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

	2009	2008

Common/collective trust	$56,289		$75,974
Mutual funds	3,168,203		(6,167,093)
Bank Mutual Corporation common stock	(2,450,640)		727,964

Net appreciation (depreciation)	$773,852	$	(5,363,155)

Note 4	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 4	Fair Value Measurements (Continued)
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Certificates of deposit fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Mutual funds: Valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Bank Mutual Corporation common stock: Valued at the closing price reported on the active market in which the individual security is traded.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements
Note 4	Fair Value Measurements (Continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Certificates of deposit fund	$0	$2,914,647	$0	$2,914,647
Guaranteed investment contract	0	0	2,153,496	2,153,496
Mutual funds:
Balanced funds	5,726,540	0	0	5,726,540
Bond fund	1,644,284	0	0	1,644,284
Growth funds	4,007,775	0	0	4,007,775
Target funds	1,389,332	0	0	1,389,332
Value funds	1,931,862	0	0	1,931,862

Total mutual funds	14,699,793	0	0	14,699,793

Bank Mutual Corporation common stock	3,682,422	0	0	3,682,422
Participant loans	0	0	235,144	235,144

Total assets at fair value	$18,382,215	$2,914,647	$2,388,640	$23,685,502

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements
Note 4	Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Certificates of deposit fund	$0	$3,415,723	$0	$3,415,723
Guaranteed investment contract	0	0	1,967,243	1,967,243

Mutual funds:
Balanced funds	4,067,831	0	0	4,067,831
Bond fund	883,568	0	0	883,568
Growth funds	2,816,014	0	0	2,816,014
Target funds	951,079	0	0	951,079
Value funds	1,754,195	0	0	1,754,195

Total mutual funds	10,472,687	0	0	10,472,687

Bank Mutual Corporation common stock	6,462,257	0	0	6,462,257
Participant loans	0	0	95,934	95,934

Total assets at fair value	$16,934,944	$3,415,723	$2,063,177	$22,413,844

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements
Note 4	Fair Value Measurements (Continued)
Level 3 Gains and Losses
The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008:

	2009
	Guaranteed
	Investment	Participant
	Contract	Loans
Balance, beginning of year	$1,967,243	$95,934
Interest	0	8,563
Realized gain	25,153	0
Unrealized gain relating to assets still held at the reporting date	31,136	0
Purchases, sales, issuances, and settlements (net)	129,964	130,647

Balance, end of year	$2,153,496	$235,144

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$31,136	$0

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements
Note 4	Fair Value Measurements (Continued)

	2008
	Guaranteed
	Investment	Participant
	Contract	Loans
Balance, beginning of year	$1,968,807	$196,134
Interest	0	8,563
Realized gain	31,749	0
Unrealized gain relating to assets still held at the reporting date	44,225	0
Purchases, sales, issuances, and settlements (net)	(77,538)	(108,763)

Balance, end of year	$1,967,243	$95,934

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$44,225	$0

Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 5 Transactions With Parties-in-Interest

Certain Plan investments are shares of Bank Mutual Corporation common stock. The Plan had the following transactions with the Corporation at December 31:

	2009	2008

Purchases of stock:
Number of shares	167,773	112,715
Value of shares on transaction dates	$1,459,785	$1,189,809

Sales of stock:
Number of shares	133,277	193,000
Value of shares on transaction dates	$1,233,209	$1,285,683

Benefit payments in-kind:
Number of shares	63,036	16,031
Value of shares on transaction dates	$554,923	$180,195

At December 31, 2009 and 2008, the Plan held 531,374 shares and 559,914 shares, respectively, of Bank Mutual Corporation common stock.

Certain plan investments are Bank Mutual Corporation common stock and a certificate of deposit, as well as shares of mutual funds, a common/collective trust fund, and a certificate of deposit fund managed by Wells Fargo Investments. Bank Mutual Corporation is the trustee for 2009 and Wells Fargo Retirement Plan Services is the custodian for 2009 and was the trustee for 2008 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $6,398 and $10,423 for the years ended December 31, 2009 and 2008, respectively.
Note 6 Corrective Distributions

Benefits paid to participants for the plan year ended December 31, 2009 and 2008, include payments of $3,008 and $8,946, respectively, made to a certain active participant to return excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. $5,316 and $8,102 of this amount is also included in the Plan’s statement of net assets available for benefits as benefits payable at December 31, 2009 and 2008, respectively.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 7	Tax-Exempt Status of the Plan

On August 30, 2001, the Internal Revenue Service declared the prototype used by the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 8	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9	Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 classifications.

Supplemental Schedule

Bank Mutual Corporation 401(k) Plan
Plan’s EIN #39-0491685 Plan #002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issue,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,				Current
or Similar Party	Collateral, Par, or Maturity Value			Cost	Value
	Certificates of deposit fund:
Bank Mutual Corporation*	2.00%, due April 14, 2010			$N/R	$2,763,732
Wells Fargo*	150,915.000	shares -	Cash Investment Fund	N/R	150,915

	Total certificates of deposit fund				2,914,647

	Common/collective trust fund:
Wells Fargo*	48,230.667	shares -	Stable Return Fund	N/R	2,149,273

	Mutual funds:
American Funds	55,077.860	shares -	EuroPacific Growth Fund	N/R	2,077,536
Baron	23,881.408	shares -	Asset Fund	N/R	1,103,560
Davis New York	47,255.991	shares -	Venture Fund	N/R	1,463,991
Goldman Sachs	24,132.109	shares -	Mid Cap Value Fund	N/R	699,349
JPMorgan	102,253.720	shares -	Small Cap Growth	N/R	890,630
MFS	59,341.044	shares -	Value Fund	N/R	1,232,513
PIMCO	152,248.541	shares -	Total Return Fund	N/R	1,644,284
T. Rowe Price	73,676.728	shares -	Growth Stock Fund	N/R	2,013,585
Wells Fargo*	79,657.768	shares -	Advantage Small Cap Value Fund	N/R	2,185,013
	1,657.143	shares -	Advantage Dow Jones Target Today Fund	N/R	16,737
	15,053.625	shares -	Advantage Dow Jones Target 2010 Fund	N/R	181,547
	24,220.494	shares -	Advantage Dow Jones Target 2020 Fund	N/R	306,874
	49,324.407	shares -	Advantage Dow Jones Target 2030 Fund	N/R	633,325
	13,795.156	shares -	Advantage Dow Jones Target 2040 Fund	N/R	192,029
	7,208.389	shares -	Advantage Dow Jones Target 2050 Fund	N/R	58,820

	Total mutual funds				14,699,793

Bank Mutual Corporation*	531,374.000	shares -	Common stock	N/R	3,682,422

Participant Loans	4.25% to 9.25% notes, maturing over the next 12 years				235,144

	Total assets (held at end of year)				$23,681,279

*	Party-in-interest

N/R — Cost information is not required for participant-directed investments.
See Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-49592) pertaining to Bank Mutual Corporation 401(k) Plan of our report dated June 8, 2010, with respect to the financial statements and schedules of the Bank Mutual Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.
/s/ Wipfli LLP
Wipfli LLP
June 8, 2010
Appleton, Wisconsin